

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

Via E-mail
Raymond D. Zinn
Chief Executive Officer
Micrel, Incorporated
2180 Fortune Drive
San Jose, CA 95131

>   **Re: Micrel, Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 2, 2012**
>   **File No. 001-34020**

Dear Mr. Zinn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 45

1.   Please tell us, and revise future filings to disclose, how you determined the form and amount of equity awards disclosed in the summary compensation table. For example, you refer on page 39 of your definitive proxy statement to "guidelines," "Peer Group data" and tenure with the company as factors. You also refer on pages 36-37 of your definitive proxy statement to an allocation based on benchmarking information and "job level" as factors influencing the amount of equity awarded. It is unclear, however, how these factors relate to the equity awards you disclose, including the reasons for the significant increase in option awards and the grants of restricted stock to each NEO except your chief executive when it appears that form of equity had not been awarded for at least the last three years.

2.   Your disclosure on page 37 of your definitive proxy statement indicates that although you target total compensation at the median level of your Peer Group, actual target compensation and the actual amounts paid relative to target may be higher or lower than the median and targeted amounts. Please tell us, and revise future filings to disclose, where your NEOs' aggregate target compensation falls in relation to the median and where actual compensation paid is relative to the targeted amounts. Please ensure that your response and disclosure in future filings clearly explains any reasons underlying material differences in actual target compensation relative to the median and actual amounts paid relative to target. Please also tell us, and revise future filings to clarify, how you consider cash incentive compensation in making this determination and in allocating between cash and equity. Given that your annual incentive program does not appear to have a target amount, the maximum payment is limitless and that the "bonus pool" upon which payment is based could vary substantially, it is unclear how you consider this component of compensation in allocating between cash and equity and in targeting aggregate compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, reviewing attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director